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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the period ended November 28, 2003

                          Coolbrands International Inc.
                          ----------------------------
                  (formerly Yogen Fruz World-Wide Incorporated)
                  ----------------------------------------------
                 (Translation of registrant's name into English)

               8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
              ------------------------------------------------------
                      (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F                    Form 40-F      x
                          -----------------             -------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes_______                No_x_



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________






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     Materials relating to Registrant and filed pursuant to this Form 6-K include a press release filed with SEDAR in Canada relating to the Registrant's announcement that its cash flow is being used instead of debt to fund working capital of the Registrant.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                COOLBRANDS INTERNATIONAL INC.


Date: December 2, 2003      By:/s/ Aaron Serruya
      ----------------         ----------------------------------------
                               Name:  Aaron Serruya
                               Title: Executive Vice President





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                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.



FOR IMMEDIATE RELEASE: November 28, 2003

For More Information Contact:
         Michael Serruya, Co-Chairman
         CoolBrands International Inc.
         Email Address: mserruya@coolbrandsinc.com
         Telephone: (905) 479-8762

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                     CASH FLOW AT COOLBRANDS PAYS FOR GROWTH

                  Company Uses Strong Cash Flow Instead of Debt
                        To Fund Increased Working Capital

CoolBrands International Inc. (TSX: COB.A) released the following statement today in response to a press account which raised questions regarding the Company's cash flow from operations. An article appearing in The Financial Post on November 26, 2003 under the headline "Where's the cash flow at CoolBrands?" noted the Company's "spectacular" growth during fiscal 2003, but questioned what it described as the "big gap emerging between the company's earnings and cash flow." In response, CoolBrands' President and Co-Chief Executive Officer, David
J. Stein, stated as follows:

"CoolBrands' cash flow is funding our increased working capital requirements (total current assets minus total current liabilities) resulting from our dramatic growth: it's that simple. Cash flow generated by the Company's operations has been re-invested to fund increased working capital. This fully explains the "gap" mentioned in the article.

The article entirely misses the obvious fact that during fiscal 2003 CoolBrands generated $40 million of cash, consisting of $31.7 million of net earnings and $8.3 million of depreciation, amortization and other items not affecting cash. The article states "the difference between net earnings and cash flow from operations was $22.1 million in fiscal 2003." However, it fails to mention that cash used to fund increased working capital to support the Company's spectacular growth was $30.3 million. Increased working capital thus more than fully accounts for the difference.

The facts regarding CoolBrands' cash flow from operations during fiscal 2003 are clearly laid out in the Consolidated Statement of Cash Flows included in the Company's earnings release and are summarized as follows:

Net earnings                                                                                $31,704,000
Items not affecting cash                                                                     $8,276,000
--------------------------------------------------------------------------       -----------------------
Cash provided, before changes in current assets and liabilities                             $39,980,000
Less changes in current assets and liabilities                                             ($30,340,000)
--------------------------------------------------------------------------       -----------------------
Cash provided by operating activities                                                        $9,640,000





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CoolBrands' revenues grew by 47% over the prior year and working capital grew proportionately by $30.3 million, an amount fully accounted for by CoolBrands' internal growth, plus the additions of Americana Foods, the Dreamery'r' Ice Cream, Whole Fruit'TM' Sorbet and Godiva'r' Ice Cream brands, and the operations of the Eskimo Pie Frozen Distribution DSD system. Many companies find it necessary to borrow to finance such rapid growth. CoolBrands, by contrast, has continued to generate sufficient cash from operations to finance our growth internally.

In addition, $13.4 million in cash was used to pay for these acquisitions. The article contains contradictory statements in this regard, first claiming that the cost for the July acquisition on Nestle-Dreyer's assets was "next to nothing," but later questioning CoolBrands' use of "$17.1 million in cash for investing activities" when, in fact, $13.4 million of this amount was used to pay for that very acquisition.

Of course, the "gap" between earnings and cash flow would cease to exist if CoolBrands just stopped growing. That is to say, if net earnings and working capital remained constant, cash flow would equal earnings. On this assumption, CoolBrands' cash flow from operations for fiscal 2004 would increase by $30.3 million to $40 million. But this would hardly be desired by any CoolBrands shareholder, who surely hopes and expects that the Company will continue along its recent trend of rapid and profitable growth."

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'r' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.





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CoolBrands also franchises and licenses frozen dessert outlets operated under a
Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

                         STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as............................... 'TM'
The registered trademark symbol shall be expressed as....................  'r'